UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): June 23, 2021

JAWS SPITFIRE ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39757	98-1556965
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1601 Washington Avenue, Suite 800 Miami Beach, FL	33139
(Address of principal executive offices)	(Zip Code)

(305) 695-5500

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-fourth of one redeemable warrant	SPFR.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	SPFR	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	SPFR WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

Attached as Exhibit 99.1 to this Current Report on Form 8-K (this “Current Report”), and incorporated into this Item 7.01 by reference, is an Analyst Day presentation being used in connection with the proposed business combination (the “Business Combination”), between JAWS Spitfire Acquisition Corporation, a Cayman Islands exempted company (“JAWS”), and Velo3D, Inc., a Delaware corporation (“Velo3D”).

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Additional Information

In connection with the Business Combination, JAWS filed with the U.S. Securities and Exchange Commission (“SEC”), on May 13, 2021, a Registration Statement on Form S-4 (the “Registration Statement”), containing a preliminary prospectus and preliminary proxy statement and, after the Registration Statement is declared effective, JAWS will mail a definitive proxy statement/ prospectus and other relevant documents relating to the Business Combination to its shareholders. This Current Report does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Investors and security holders of JAWS are advised to read the preliminary proxy statement/prospectus and, when available, any amendments thereto, the definitive proxy statement/ prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about the Business Combination and the parties to the Business Combination. When available, the definitive proxy statement/ prospectus and other relevant materials for the Business Combination will be mailed to shareholders of JAWS as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus and other documents filed with the SEC, each without charge, at the SEC’s website at www.sec.gov or by directing a request to: JAWS Spitfire Acquisition Corporation, 1601 Washington Avenue, Suite 800, Miami Beach, FL 33139.

Participants in the Solicitation

JAWS, Velo3D and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from JAWS’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of JAWS’s directors and officers in JAWS’s filings with the SEC, including the Registration Statement, which includes the proxy statement of JAWS for the Business Combination.

Velo3D and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of JAWS in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the definitive proxy statement/prospectus for the Business Combination when available.

Disclaimer

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell, nor a solicitation of an offer to buy the securities of JAWS or Velo3D, nor shall there be any sale of any such securities in any state or jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward Looking Statements

Certain statements made in this Current Report are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between JAWS and Velo3D, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts.

These statements are based on the current expectations of JAWS’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of JAWS and Velo3D. These statements are subject to a number of risks and uncertainties regarding JAWS’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the shareholders of JAWS or Velo3D for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of JAWS and Velo3D; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by JAWS’s shareholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on NYSE following the Business Combination; costs related to the Business Combination; and those factors discussed in JAWS’s final prospectus relating to its initial public offering, dated December 2, 2020, and other filings with the SEC. There may be additional risks that JAWS presently does not know or that JAWS currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide JAWS’s expectations, plans or forecasts of future events and views as of the date of this communication. JAWS anticipates that subsequent events and developments will cause JAWS’s assessments to change. However, while JAWS may elect to update these forward-looking statements at some point in the future, JAWS specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing JAWS’s assessments as of any date subsequent to the date of this communication. Nothing in this Current Report should be regarded as a representation by any person that the forward-looking statements set forth herein, including the contemplated results of such-forward looking statements, will be achieved. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Analyst Day Presentation, dated June 23, 2021
104	Cover Page Interactive Data File (embedded within the Inline XBRLdocument)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 23, 2021	JAWS SPITFIRE ACQUISITION CORPORATION

	By:	/s/ Matthew Walters
	Name:	Matthew Walters
	Title:	Chief Executive Officer

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